                                        Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY
CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended March 31, 2006
(millions)
Operating Revenue	$5,687

Operating Expenses	4,715

Income from operations	972

Other income	79

Interest and related charges	329

Income before income taxes	722

Income taxes	255

Income from continuing operations	467

Loss from discontinued operations (net of income tax benefit of $246)	(378)

Cumulative effect of change in accounting principle (net of income taxes of $3)	(4)

Net income	85

Preferred Dividends	16

Balance available for common stock	$ 69